Exhibit 99.69

Back-to-back Studies Validate geneType Breast Cancer Risk Test

Melbourne, Australia, 13 March 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the publication of another research paper supporting the utilisation of geneType Breast Cancer Risk Assessment Test in the peer-reviewed journal Cancer Prevention Research.

Highlights:

●	2nd published peer reviewed paper in the last month supporting the use of geneType, on the back of the ASX release dated February 9, 2023.
●	Utilised a prospective cohort of more than 200,000 women from the UK Biobank.
●	geneType Breast Cancer Risk Assessment Test demonstrated improved performance compared to a gold-standard model (BCRAT) over a 5-year period.
●	The study showed that geneType not only put more women into an increased risk category but also demonstrated women in this category developed breast cancer at a higher incidence.

The paper entitled: Validation of an abridged breast cancer risk prediction model for the general population, reports results from an extensive study undertaken by the GTG Scientific Team in collaboration with Professor John Hopper from the Centre for Epidemiology and Biostatistics, Melbourne School of Population and Global Health, The University of Melbourne.

This study is the third paper accepted for publication in the last six months that highlights the utility of the geneType Breast Cancer Risk Assessment Test as powerful risk stratification tool available to the general population. GeneType improved discrimination and risk categorization when compared to one of the most well-known models, the Breast Cancer Risk Assessment Tool (BRCAT). Over a five-year period, at-risk women classified ≥3% 5-year risk by geneType had a 1.829 times increased incidence of breast cancer compared to the general population, which was higher than the 1.413 times increased incidence for women classified ≥3% by BCRAT.

Dr Erika Spaeth, GTG’s Director of Clinical & Medical Affairs, also lead author on the paper, noted “This publication highlights the potential utility of a risk stratification tool able to be used on the general population. There are a significant number of women that are identified as at-increased risk by geneType and these same women ‘fly under the radar’ if traditional clinical models are used”.

GTG’s CEO, Simon Morriss said, “This is another key milestone for the company highlighting our commitment to clinical and scientific validation of the geneType platform. The publication of this study in combination with the Nurses’ Health Study, provides considerable evidence of utility for our discussions with US Payers and, importantly, in gaining additional traction to initiate a pilot study with one or more of these Payers”.

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Authorised for release by the board of directors of Genetic Technologies Limited.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

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Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000